

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

January 20, 2012

VIA U.S. MAIL AND FACSIMILE

Brandon J. Cage
Assistant Vice President, Counsel
Pacific Life Insurance Company
700 Newport Center Drive
Newport Beach, California 92660

      Re: Pacific Life Insurance Co. Separate Account A
             Initial Registration Statement on Form N-4
             File Nos. 333-178739; 811-08946

             Pacific Life & Annuity Co. Separate Account A
             Initial Registration Statement on Form N-4
             File Nos. 333-178742; 811-09203

Dear Mr. Cage:

      The staff has reviewed the above-referenced registration statements, which the Commission received on December 23, 2011. In response to your request in your letter of the same date, and based on the representations set forth therein, we have provided the registration statements a selective review. Based on our review, we have the following comments on these filings. Page numbers refer to the courtesy copy of the Pacific Life Insurance Co. registration statement, provided to the staff.

General

1. Please confirm that all missing information, including the name of the independent auditors and all exhibits, will be filed by a pre-effective amendment to the registration statements.

2. Please confirm supplementally that the contract names on the front cover page of the prospectuses are and will continue to be the same as that associated with the EDGAR class identifiers.

3. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the

policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

Cover Page

4. *Variable Investment Options:* Please note that all portfolio companies, including any companies of Pacific Select Fund, that are investment options must be listed individually, rather than by the name of the fund or trust of which they are a part. *See* Form N-4, Item 1(a)(viii).

Table of Contents

5. *Other Optional Riders (p. 2):* As the Riders described in this section are the only optional riders available under the contract, please delete the word "other" here and in the "Other Optional Riders" section on page 26.

Overview

6. *Optional Living Benefit Riders (p. 7) and Other Optional Riders (p. 26):* Please include clear disclosure here (similar to that at page 49 of the prospectus) to the effect that the guarantees under the contract are backed solely by the claims paying ability of the insurance company, and that the contractowner must look to the strength of the insurance company with regard to such guarantees.

7. *CoreIncome Advantage 5 Plus (Single)(p. 7)*:

   a. Please confirm supplementally whether this Rider is still called the "Guaranteed Withdrawal Benefit IX Rider" in Riders attached to this Contract. Please do the same for the other optional living benefit rider offered under the Contract (CoreIncome Advantage 5 Plus (Joint)).

   b. Please resolve the apparent discrepancy between the disclosure in the first sentence of this section (which states that the Rider provides the potential to make withdrawals up to the Protected Payment Amount "for life") and the disclosure at page 27 (which states that the potential to make withdrawals extends only until the Rider terminates).

Fee Table

8. *Total Annual Fund Operating Expenses (p. 10):*

   a. Please confirm supplementally that all waivers included in the calculation of "after waiver" expenses will extend for at least one year from the effectiveness date of the registration statement.

> b. If one or more of the investment options will be funds-of-funds, please confirm supplementally that maximum and minimum figures in the underlying fund table include fees and expenses incurred indirectly by the portfolio companies as a result of investment in shares of one or more acquired funds calculated in accordance with Instruction 17(a) to Item 3 of Form N-4.

9. *Expense Example (p. 11):* Please confirm supplementally that the fee waivers referenced in the Total Annual Fund Operating Expenses table at page 10 will only be reflected in the example for the term of the waivers.

Annuitization

10. *Your Annuity Payments (p. 21):* Since the amount of all annuity payments under this contract will be fixed, this section's reference to determining the amount of the "first" annuity payment is potentially confusing. Please clarify that the payment amount described in this section refers to the first, and all subsequent, annuity payments.

Powers of Attorney

11. Please provide powers of attorney that relate specifically to these registrations statement as required by rule 483(b) of the Securities Act of 1933. This means that each power of attorney must either (a) specifically list the 1933 Act registration number of the initial filing, or (b) specifically name the contract whose prospectus and/or SAI is being registered.

Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Registrant and its management are in possession of all facts relating to the Registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

****

Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to amend the registration statement in response to a comment, please explain your position in the letter.

Although we have completed an initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, the staff reserves the right to comment further on any pre-effective amendments to the registration statement. After all issues have been resolved, the Registrant and its underwriter must both request that the effective date of the registration statement, as amended, be accelerated.

If you have any questions, please call me at (202) 551-6776. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at skeensd@sec.gov or transmitted by facsimile to (202) 772-9283. Mail or deliveries should be addressed to the Securities and Exchange Commission, 100 F St. N.E., Washington, D.C. 20549-8629.

Sincerely,

Deborah D. Skeens
Senior Counsel
Office of Insurance Products